Exhibit 23.1
Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-8 ) of Gibraltar Industries, Inc. pertaining to the registration of Seven Hundred Fifty Thousand (750,000) shares of its common stock related to the Gibraltar Industries, Inc. 2005 Equity Incentive Plan and to the incorporation by reference therein of our reports dated February 25, 2011, with respect to the consolidated financial statements and schedule of Gibraltar Industries, Inc, and the effectiveness of internal control over financial reporting of Gibraltar Industries, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2010 filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Buffalo, New York
March 2, 2011